FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a press release dated November 14  2006 announcing that FreeSeas Inc Reports Third Quarter and Nine-Month 2006 Results

FreeSeas Inc. Reports

 Third Quarter and Nine-Month 2006 Results

Piraeus, Greece, November 14th, 2006 –FreeSeas Inc. (NASDAQ:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today unaudited operating results for the three and nine months ended September 30, 2006. The Company was incorporated on April 23, 2004 and became public on December 16, 2005.

Third Quarter 2006:

For the three month period ended September 30, 2006, the Company reported operating revenues of $3,571,977 and a net loss of ($3,242) or $(0.0005) per share based on 6,290,100 shares outstanding during the period, as compared to operating revenues of $2,748,381 and a net loss of ($487,205) during the comparable period in 2005. Excluding non-cash compensation costs of ($216,303), net income for the third quarter of2006 would have been $213,061 or $0.03 per share.

Operating income for the third quarter of 2006 was $262,454 compared to an operating loss of ($197,234) for the comparable period in 2005. Excluding non-cash compensation costs of ($216,303), operating income for the third quarter of 2006 would have been $478,757 compared to an operating loss of ($197,234) for the comparable period in 2005. EBITDA, adjusted for certain non-cash compensation expenses, for the third quarter of 2006 was $1,719,463 compared to $1,228,188 for the third quarter of 2005. A reconciliation of adjusted EBITDA to net income is provided below.

An average of three vessels were owned and operated during the third quarter of 2006 and 2005, earning an average Time Charter Equivalent (“TCE”) rate of $13,845 per day during this period compared to an average of $ $10,255 per day during the same period last year. During the first and second quarters of 2006, our vessels earned an average daily TCE rate of $5,862 and $9,984, respectively.

Nine Months 2006:

For the nine month period ended September 30, 2006, the Company reported operating revenues of $8,758,660 and a net loss of ($2,380,429) or ($0.38) per share based on 6,290,100 shares outstanding during the period, as compared to operating revenues of $7,196,630 and a net loss of ($31,356) during the comparable period in 2005. Excluding non-cash compensation costs of ($648,908) the net loss for the nine months ended September 30, 2006 would have been ($1,731,521) or ($0.28) per share.

Operating income for the nine months ended September 30, 2006 was ($1,466,164) compared to an operating income of $690,114 for the comparable period in 2005. Excluding non-cash compensation costs of ($648,908) the operating income for the nine months ended September 30, 2006 would have been ($817,256) compared to an operating income of $690,114 for the comparable period in 2005. EBITDA, adjusted for certain non-cash compensation expenses, for the nine months ended September 30, 2006 was $2,858,882 compared to $3,549,163 for same period in 2005. A reconciliation of adjusted EBITDA to net income is provided below.

Management Commentary:

George D. Gourdomichalis, Chairman and President of FreeSeas stated: “We are pleased to see that market conditions continued to improve during the third quarter of 2006. As we stated previously, the fact that we have been primarily focused on the spot market enabled us to reap the benefits of this stronger market. Our average daily TCE rate per vessel increased to $13,845 in the third quarter of 2006 from $9,984 in the second quarter of 2006 and $5,852 in the first quarter of 2006.  Furthermore, taking advantage of the strong market conditions, we entered a portion of our fleet under period employment covering 100% of our available fleet days for the remainder of 2006 and approximately 66% of our available fleet days for the first quarter of 2007. Also, our M/V Free Fighter is now undergoing her regularly scheduled Fifth Special & Docking Surveys, which will enable her to trade for another three years without any major class survey requirements. We believe the market has the momentum to remain at attractive levels into 2007 and the supply demand equilibrium looks favorable for the foreseeable future. ”

Ion G. Varouxakis, Chief Executive Officer and Secretary of FreeSeas commented further: “In the third quarter of 2006, our company started taking full advantage of the strong dry bulk rates for period employment and we expect this trend to continue.”

Efstathios D. Gourdomichalis, Chief Financial Officer and Treasurer of FreeSeas commented: “Our general and administrative expenses are higher than the comparable period of 2005 as our listing on NASDAQ was completed in December 2005 driving our general and administrative expenses upwards; these are mainly mandatory and required audit, legal and other fees and expenses related to our status as a listed company. Commissions paid are also higher as they are proportional to the increased Operating Revenue. We are now focusing on creating economies of scale for our general and administrative expenses through the acquisition of further vessels. Finally, we refinanced the loan of the M/V Free Fighter through a new and expanded facility at better terms. We plan to draw on the available funds under this facility to fully settle the $2 million bank overdraft and to cover part of the M/V Free Fighter’s Special and Dry-Docking Surveys costs in December 2006.”

Summary Financial Data:

(in US Dollars 000s, except share data)	Q3 2006	Q3 2005	9 months 2006	9 months 2005
Revenues	$3,572	$2,748	$8,759	$7,197
Operating income (excluding non-cash compensation cost)	$479	($197)	($817)	$690
Net income (excluding non-cash compensation cost)	$213	($487)	($1,732)	($31)
Operating income (loss)	$262	($197)	($1,466)	$690
Net (loss) income	($3)	($487)	($2,380)	($31)
EBITDA	$1,719	$1,228	$2,859	$3,549
Earnings per share	($0.0005)	($0.08)	($0.38)	($0.005)
Shares Outstanding for the period	6,290,100	6,282,600	6,290,100	6,282,600

Fleet Profile:

As of today, the fleet profile of FreeSeas is as follows:

Vessel	Type	Dwt	Year Built	Age (in years)	Delivered to FreeSeas

M/V Free Destiny	Handy-size	25,240	1982	24	08/04/2004
M/V Free Envoy	Handy-size	26,318	1984	22	09/29/2004
M/V Free Fighter	Handy-size	39,240	1982	24	06/15/2005
Total Fleet	3 Vessels	90,798		23

Summary Fleet Data:

FLEET DATA	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006
Average number of vessels (1)	3	3	3
Available days for fleet (2)	258	255	270
Calendar days for fleet (3)	276	273	270
Fleet utilization (4)	93.5%	93.4%	100.0%

AVERAGE DAILY RESULTS

Time charter equivalent (5)	$13,845	$9,984	$5,852
Vessel operating expenses (inclusive of management fees) (6)	$6,420	$4,140	$4,459
General and administrative expenses (7)	$1,193	$1,427	$1,688
Total vessel operating expenses (8)	$7,614	$5,567	$6,147

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-docks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and commissions by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which include management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

 (8) Total vessel operating expenses, or TVOE, are a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

FreeSeas Inc.

Consolidated Balance Sheet

For the Nine Month Period ended September 30, 2006 and 2005
(All amounts expressed in thousands of U.S. Dollars except for share data)

	09/30/2006 unaudited	09/30/2005 unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,363	70
Trade receivables, net	454	843
Inventories	247	55
Claims and other	290	216
Due from related party	796	319
Total current assets	3,150	1,502
Fixed assets, net	20,497	24,809
Deferred charges, net	962	942
Total fixed assets	21,459	25,751

Total assets	24,609	27,254

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft	2,000	376
Accounts payable	1,533	1,904
Accrued liabilities	900	478
Unearned revenue	317	-
Due to related party	736	894
Long-term debt, current portion	1,055	7,075
Total current liabilities	6,542	9,974
Long-term debt, net of current portion	7,275	6,950
Shareholders’ loan, net of current portion	2,789	7,582
Other liabilities	-	-
Total long-term liabilities	10,064	14,532

Total liabilities	16,606	24,506

SHAREHOLDERS’ EQUITY
Share capital (40,000,000 common shares authorized, 5,000,000 preferred shares authorized, 6,290,100 common shares issued and outstanding, with par value $.001 per share)	6	2
Additional paid-in capital	10,837	2,229
Retained earnings	(1,758)	517
Deferred stock compensation	(1,082)	-
Total shareholders’ equity	8,003	2,748

Total liabilities and shareholders’ equity	24,609	27,254

FreeSeas Inc.

Consolidated Statement of Operations

For the Nine Month Period ended September 30, 2006 and 2005

(All amounts expressed in thousands of U.S. Dollars)

	09/30/2006 unaudited	09/30/2005 unaudited

OPERATING REVENUES	8,759	7,197

OPERATING EXPENSES :

Vessel operating expenses	(3,208)	(2,518)
Voyage expenses	(550)	(150)
Depreciation expense	(3,350)	(2,592)
Amortization of deferred dry-docking and special survey costs	(326)	(267)
Management fees to a related party	(405)	(353)
Commissions	(604)	(338)
Compensation costs	(649)	-
General and administrative expenses	(1,134)	(289)

Total operating expenses	(10,225)	(6,507)

Income from operations	(1,466)	690

OTHER INCOME ( EXPENSES )
Finance costs	(795)	(726)
Interest income	16	4
Bad debts write-off	(135)	-
Total other income / ( expenses )	(914)	(721)

Net ( loss )	(2,380)	(31)

FreeSeas Inc.

Consolidated Statement of Operations

For the Third Quarter ended September 30, 2006 and 2005

(All amounts expressed in thousands of U.S. Dollars except for share data)

	Q3 2006 unaudited	Q3 2005 unaudited

OPERATING REVENUES	3,572	2,748

OPERATING EXPENSES :

Vessel operating expenses	(1,109)	(1,142)
Voyage expenses	(46)	(20)
Depreciation expense	(1,129)	(1,296)
Amortization of deferred dry-docking and special survey costs	(112)	(130)
Management fees to a related party	(135)	(134)
Commissions	(254)	(147)
Compensation costs	(216)	-
General and administrative expenses	(308)	(75)

Total operating expenses	(3,309)	(2,945)

Income from operations	263	(197)

OTHER INCOME ( EXPENSES )
Finance costs	(268)	(290)
Interest income	3	0.2
Bad debts write-off	-	-
Total other income / ( expenses )	(265)	(290)

Net ( loss )	(3)	(487)

FreeSeas Inc.
Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

For the nine months ended September 30, 2006

Cash Flows from Operating Activities:
Net (loss)	(2,380)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,350
Amortization of deferred charges	282
Amortization of debt discount	89
Dry-docking and special survey	387
Compensation costs for stock options granted	650
Changes in:
Trade receivables	(447)
Claims and other receivables	(471)
Inventories	205
Due from related party	118
Accounts payable	(175)
Accrued liabilities	(690)
Unearned revenue	317
Due to related party	157
Net Cash provided by Operating Activities	1,265
Net Cash used in Investing Activities	0
Cash Flows from Financing Activities:
Proceeds from long-term debt	2,331
Payments of long-term debt	(7,000)
Payments of loans from shareholders	-500
Proceeds from bank overdraft	2,000
Reduction of common stock, net	(128)
Deferred financing costs	(17)
Net Cash used in Financing Activities	(3,187)
Net decrease in cash in hand and at bank	(1,922)
Cash in hand and at bank, Beginning of Period	3,285
Cash in hand and at bank, End of Period	1,363
Supplemental Cash Flow Information:
Cash paid for interest	595
Non-cash shareholder distributions	9

FreeSeas Inc.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in thousands of U.S. Dollars)

	Q3 2006 (unaudited)	Q3 2005 (unaudited)	9 MONTHS 2006 (unaudited)	9 MONTHS 2005 (unaudited)

Net loss	(3)	(487)	(2,380)	(31)
Interest and finance costs, net	266	289	914	721
Depreciation	1,129	1,296	3,350	2,592
Amortization	112	130	326	267
Compensation costs	216	-	649	-
Adjusted EBITDA	1,719	1,228	2,859	3,549

Adjusted EBITDA Reconciliation:

FreeSeas Inc. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization plus certain non-cash compensation expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry-bulk vessels.  Currently, it has a fleet of three Handy-size vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capita l Market under the symbols FREE, FREEW and FREEZ , respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy,including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 14, 2006

By: /s/ George Gourdomichalis

George Gourdomichalis, President

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